DIGITAL YEARBOOK INC

Jason Niethamer
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Digital Yearbook, Inc.
Form 8-K/A Filed on September 28, 2009

Dear Mr. Jason

We acknowledge your letter dated September 16, 2009 concerning Digital Yearbook’s 8-K filed on September 16, 2009.

Comment 1: We note your item 4.02 to the Form 8-K filed on September 16, 2009. If you believe that previously issued financial statements should no longer be relied upon, amend your filing for the following:

Response : When we responded to the SEC letter dated September 1, 2009 we have wrongly filed 8K under Item 4.02 instead of Item 8.01. Our intention of filing 8K on September 16, 2009 is to inform SEC that we forgot to file the consent letter from Moore and Associates along with the Form 10-K filed on March 31, 2009. To rectify this we informed that we will re-audit and submit the financial statement as of and for the year ended March 31, 2008.

Since Moore and Associates earlier consent letter is no more accepted by SEC we have discussed this matter with our independent registered public accounting firm, Maddox Ungar Silberstein PLLC. Based on the discussion we decided to re-audit as of and for the year ended March 31, 2008.

Comment 2: We note your reference to the Staff’s letter dated September 1, 2009 and disclosure that you “have been asked to have the financial statements as of and for the year ended march 31, 2009 re-audited.” Please note that the Staff only informed that you are prohibited from including Moore’s audit reports or consents in your filings with the Commission made on or after August 27, 2009. If you believe that there are re-audit requirements, the Staff asked for clarification on your intentions for addressing those requirements.

Response : We understood the comment and accordingly modified the wordings in our amended 8-K under Item 8.01.

3938 E Grant Rd, #453, Tucson, Arizona 85712

DIGITAL YEARBOOK INC

Digital Yearbook, Inc., in connection with the 8-K/A that it filed on September 25, 2009 acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any further questions or comments please direct them to the undersigned.  Thank you.

Sincerely,

 /S/ Arunkumar Rajapandy

Arunkumar Rajapandy
President
September 28, 2009

3938 E Grant Rd, #453, Tucson, Arizona 85712